UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 August 2016
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statements on Form S−8 (Nos. 333-202772, 333-6040, 333-173246, 333−165870, 333-90808, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished

Press Release
Board Change

25 August 2016

CRH plc, the international building materials group, announces that Mark Towe has confirmed his intention to retire from the CRH Board at the end of 2016. Mark, who joined CRH in 1997 and was appointed a CRH Director in July 2008,  will continue in his role as Chairman, CRH Americas.
Commenting on this, CRH Chairman Nicky Hartery said, "With over 40 years of experience in the building materials industry, Mark has been a key contributor to the Group both as a senior executive and as a member of the Board. We are delighted that CRH will continue to benefit from his vast experience as he remains in his role as Chairman of our business in the Americas."

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For further information, please contact CRH plc at Dublin 404 1000 (+353 1 404 1000)
Frank Heisterkamp      Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is a leading diversified international building materials group, employing c.89,000 people at c.3,900 operating locations in 31 countries worldwide. With a market capitalisation  of c.€24 billion (August 2016), CRH is the largest building materials company in North America and the second largest worldwide. The Group has leadership positions in Europe as well as established strategic positions in the emerging economic regions of Asia and South America. CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, housing and commercial projects. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index and the ISEQ 20. CRH's American Depositary Shares are listed on the NYSE.

For more information visit www.crh.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 25 August 2016

By:___/s/Neil Colgan___
N.Colgan
Company Secretary